

16014940

aMB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 14 2016

Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51188

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HERITAGE BENEFITS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2950 NORTHUP WAY, SUITE 105
(No. and Street)

BELLEVUE	WA	98004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWIN A. DAY 425-827-1417
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAGELIN & ALLOWAY PS
(Name – *if individual, state last, first, middle name*)

2200 SIXTH AVENUE, SUITE 430	SEATTLE	WA	98121
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aMB

HERITAGE BENEFITS FINANCIAL SERVICES, INC.

Audited Financial Statements

Financial and Operational Combined Uniform
Single Report – Parts III and IIA

Independent Registered Public Accounting Firm's
Report on Internal Control

Independent Registered Public Accounting Firm's
Report on Exemption Report

December 31, 2015

HAGELIN & ALLOWAY PS
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

OATH OR AFFIRMATION

I, EDWIN A. DAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HERITAGE BENEFITS FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditors report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAGELIN & ALLOWAY PS
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Heritage Benefits Financial Services, Inc.

We have audited the accompanying statement of financial condition of Heritage Benefits Financial Services, Inc. as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Heritage Benefits Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Benefits Financial Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Form X-17A-5 Part IIA and supplemental information on pages 13-22 has been subjected to audit procedures performed in conjunction with the audit of Heritage Benefits Financial Services, Inc.'s financial statements. The Form X-17A-5 Part IIA and supplemental information on pages 13-22 is the responsibility of Heritage Benefits Financial Services, Inc.'s management. Our audit procedures included determining whether the Form X-17A-5 Part IIA and supplemental information on pages 13-22 reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Form X-17A-5 Part IIA and supplemental information on pages 13-22. In forming our opinion on the Form X-17A-5 Part IIA and supplemental information on pages 13-22, we evaluated whether the Form X-17A-5 Part IIA and supplemental information on pages 13-22, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Form X-17A-5 Part IIA and supplemental information on pages 13-22 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hagelin & Alloway PS

Seattle, Washington

March 4, 2016

HERITAGE BENEFITS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Current Assets		
Cash	$	56,006
Accounts receivable, net of allowance for doubtful accounts of $-0-		9,800
Prepaid expenses		1,281
Total assets	$	67,087

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$	11,616
Stockholder's Equity		
Common stock, no par value; 50,000 shares authorized, 1,000 issued and outstanding		29,000
Additional paid-in capital		19,599
Retained earnings		6,872
Total stockholder's equity		55,471
Total liabilities and stockholder's equity	$	67,087

See the notes to the financial statements.

HERITAGE BENEFITS FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2015

Revenues	$	209,297
Expenses		
Salaries and payroll taxes		111,883
Employee benefits		7,095
Rent		15,150
Office expense		12,719
Telephone		3,256
Professional fees		13,925
Marketing		423
Business taxes		3,157
Travel		276
Registration fees and expenses		2,893
Total expenses		170,777
NET INCOME	$	38,520

See the notes to the financial statements.

HERITAGE BENEFITS FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2015

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Equity
Balance, December 31, 2014	1,000	$ 29,000	$ 6,325	$ 43,352	$ 78,677
Net Income	-0-	-0-	-0-	38,520	38,520
Distributions	-0-	-0-	-0-	(75,000)	(75,000)
Contribution of Capital	-0-	-0-	13,274	-0-	13,274
Balance, December 31, 2015	1,000	$ 29,000	$ 19,599	$ 6,872	$ 55,471

See the notes to the financial statements.

HERITAGE BENEFITS FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2015

Cash Flows From Operating Activities	
Net Income	$ 38,520
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities	7,833
Net cash provided by (used in) operating activities	46,353
Cash Flows From Financing Activities	
Contribution of additional paid-in capital	13,274
Distributions to stockholder	(75,000)
Net cash provided by (used in) financing activities	(61,726)
Net increase (decrease) in cash	(15,373)
Cash, Beginning	71,379
Cash, Ending	$ 56,006

See the notes to the financial statements.

Note 1 - The Company and Summary of Significant Accounting Policies

The Company

The Company is a Financial Industry Regulatory Authority Registered Broker and Dealer. Commission revenues are generated predominantly from the sale of private placement securities.

Revenue Recognition

The Company recognizes commission revenue on a trade date basis upon receipt of notification from sponsors of the commission earned. Commission revenue also includes 12b-1 fees, considered as trailing fees, which are recurring in nature. These trailing fees are earned by the company based on a percentage of the current market value of clients' investment holding in trail eligible assets.

Commissions Receivable

Commissions receivable are stated at their principal balances. The Company uses the allowance method to recognize bad debts. Generally, any receivables over 90 days old are considered delinquent. At December 31, 2015, no allowance was considered necessary. If an allowance was established, any bad debts would be written off against it when determined to be uncollectible.

Fair Value of Financial Instruments

The carrying value of cash, receivables and accounts payable approximate fair value due to the short maturity of these instruments (Level 1 within the fair value hierarchy). None of the financial instruments are held for trading purposes.

Income Taxes

The Company has elected "S" corporation status, effective since 2001. Under these provisions, the Company generally does not pay Federal corporate income taxes on its taxable income. Instead, the stockholder is liable for individual Federal income taxes based upon the Company's taxable income.

The Company's tax returns are subject to possible examination by the taxing authorities. For Federal income tax purposes the returns essentially remain open to possible examination for a period of three years after the respective filing deadlines of those returns. For state and local tax purposes the period may extend to five years. As of December 31, 2015, management has determined the Company had no uncertain tax positions that require recognition or disclosure in the financial statements.

Note 1 - The Company and Summary of Significant Accounting Policies (Continued)

Related Parties

The Company and an affiliate have separate employees that perform functions for both companies. These shared employees' wages and benefits expenses cannot be allocated cost-effectively; therefore the Company records all expenses incurred for its employees.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash and those short-term, highly liquid investments with original maturities of three months or less. The Company maintains its cash accounts in one commercial bank located in Seattle, Washington. The total cash balances are secured by the Federal Deposit Insurance Corporation up to $250,000.

Advertising

The Company expenses advertising as incurred. Advertising expense totaled $423 in 2015.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2015, the Company had net capital of $54,190 and net capital required under the Rule was $5,000. The aggregate indebtedness to net capital ratio was .262 to 1.

The net capital rules may effectively restrict the payment of cash distributions.

Note 3 - Contingencies

In the ordinary course of business the Company may be named as a respondent in litigation, arbitration or regulatory proceedings and may be subject to unasserted claims primarily in connection with its activities as a securities broker-dealer. When the Company believes that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated, the Company accrues such amount. At December 31, 2015, the Company believes no such accrual is required.

Note 4 - Commitments

The Company leases office premises under an operating lease. The Company shares the lease with other entities and is not expected to make the required minimum payments, but is obligated to do so in the event the other entities fail to make rental payments. The maximum amount due under the lease for future years is as follows:

Year ending December 31, 2016	$	22,467

The Company's rental expense under operating leases was $15,150 during 2015.

Note 5 - Employee Profit Sharing Plan

The Company's employees are participants in a profit sharing plan. The plan covers substantially all of the Company's employees.

The plan is a simplified employee pension plan. The Company is not obligated for minimum contributions but may elect to make discretionary contributions determined by the Board of Directors. Contributions cannot exceed twenty five percent of compensation. Contributions of $1,750 were authorized by the Board of Directors for 2015. The Company funds plan contributions as incurred.

Note 6 - Subsequent Events

Management has evaluated subsequent events through March 8, 2016, the date that the financial statements were available to be issued. No significant subsequent events have been identified that would require adjustment of or disclosure in the accompanying financial statements.

Note 7 - Supplemental Disclosures to the Statements of Cash Flows

Changes in operating assets and liabilities during the year ended December 31, 2015, are as follows:

Accounts receivable	$	487
Prepaid expenses		(37)
Accounts payable		9,133
Retirement contribution payable		(1,750)
Net change	$	7,833

* * * * *

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [✓] 26 Rule 17a-5(d)

NAME OF BROKER-DEALER		SEC FILE NO.	
HERITAGE BENEFITS FINANCIAL SERVICES, INC.	13	8-51188	14
		FIRM I.D. NO.	
		45797	15
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)		FOR PERIOD BEGINNING (MM/DD/YY)	
2950 NORTHUP WAY, SUITE 105 (No. and Street)	20	01/01/15	24
BELLEVUE [21] (City) WA [22] (State) 98004 (Zip Code)	23	AND ENDING (MM/DD/YY) 12/31/15	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code) — Telephone No.	
EDWIN A. DAY	30	425-827-1417	31
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [✓] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [✓] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 9TH day of MARCH 20 16
Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner



3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1696 (02-03) 1 of 16

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

HAGELIN & ALLOWAY PS [70]

ADDRESS

2200 SIXTH AVENUE, SUITE 430 [71]	SEATTLE [72]	WA [73]	98121 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [✓] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION [50]	REPORT DATE MM/DD/YY [51]	DOC. SEQ. NO. [52]	CARD [53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE BENEFITS FINANCIAL SERVICES, INC. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/15 [99]
SEC FILE NO. 8-51188 [98]
Consolidated [ ] [198]
Unconsolidated [✓] [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 56,006 [200]		$ 56,006 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ 9,800 [550]	9,800 [810]
3. Receivable from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		0 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	1,281 [735]	1,281 [930]
12. TOTAL ASSETS	$ 56,006 [540]	$ 11,081 [740]	$ 67,087 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE BENEFITS FINANCIAL SERVICES, INC. as of 12/31/15

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255 (13)	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other		(10)	1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		11,616	1205		1385	11,616	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211 (12)		1390 (14)		1700
19. E. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders (9) $	970						
2. includes equity subordination (15c3-1(d)) of . . . $	980						
B. Securities borrowings, at market value from outsiders $	990				1410		1720
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders $	1000						
2. includes equity subordination (15c3-1(d)) of . . . $	1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 11,616	1230	$	1450	$ 11,616	1760

Ownership Equity

21. Sole Proprietorship	(15) $		1770
22. Partnership (limited partners) (11) ($ [1020])			1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		29,000	1792
C. Additional paid-in capital		19,599	1793
D. Retained earnings		6,872	1794
E. Total		55,471	1795
F. Less capital stock in treasury	(16) (		1796
24. TOTAL OWNERSHIP EQUITY	$	55,471	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	67,087	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE BENEFITS FINANCIAL SERVICES, INC. as of 12/31/15

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Condition			$ 55,471	3480
2. Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3. Total ownership equity qualified for Net Capital			55,471	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 55,471	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 11,081	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(11,081)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			[20] $ 44,390	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	[18]	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(0)	3740
10. Net Capital			$ 44,390	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE BENEFITS FINANCIAL SERVICES, INC. as of 12/31/15

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line			Amount	Code
11.	Minimum net capital required (6⅔% of line 19)	$	774	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	39,390	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	38,390	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line						Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition				$	11,616	3790
17.	Add:						
	A. Drafts for immediate credit 21	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		3830
18.	Total aggregate indebtedness				$	11,616	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	0.26	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line			Amount	Code
21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23.	Net capital requirement (greater of line 21 or 22)	$		3760
24.	Excess capital (line 10 less 23)	$		3910
25.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE BENEFITS FINANCIAL SERVICES, INC.

For the period (MMDDYY) from 24 010115 [3932] to 123115 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions	25		3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups	26	209,297	3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue			3995
9. Total revenue	$	209,297	4030

EXPENSES

Item			Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers			50,540	4120
11. Other employee compensation and benefits			68,439	4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements	[4070]			
14. Regulatory fees and expenses			2,893	4195
15. Other expenses			48,905	4100
16. Total expenses		$	170,777	4200

NET INCOME

Item			Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$	38,520	4210
18. Provision for Federal income taxes (for parent only)		28		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of	[4338]			
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of	[4239]			
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	38,520	4230

MONTHLY INCOME

Item		Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$		4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE BENEFITS FINANCIAL SERVICES, INC.

For the period (MMDDYY) from 123115 to 123115

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item			Amount	Code
1. Balance, beginning of period			$ 78,677	4240
A. Net income (loss)			38,520	4250
B. Additions (Includes non-conforming capital of	$	4262)	13,274	4260
C. Deductions (Includes non-conforming capital of	$	4272)	(75,000)	4270
2. Balance, end of period (From item 1800)			$ 205,471	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$ N/A	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HERITAGE BENEFITS FINANCIAL SERVICES, INC. as of 12/31/15

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1			4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30	4335		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

NET CAPITAL		
Total stockholder's equity qualified for net capital	$	55,471
Deductions and/or charges:		
Prepaid expenses		(1,281)
Receivable from brokers or dealers, other		(9,800)
Net capital	$	44,390
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable	$	11,616
Other		-
Total aggregate indebtedness	$	11,616
COMPUTATION OF BASIS NET CAPITAL REQUIREMENT		
Minimum net capital required	$	774
Minimum dollar net capital required of reporting broker or dealer	$	5,000
Excess net capital	$	39,390
Excess net capital at 1000%	$	38,390
Ratio: Aggregate indebtedness to net capital		.262 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part IIA of Form X-17A-5 as of December 31, 2015)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	55,436
Audit adjustments increasing (decreasing) assets		-
Audit adjustments decreasing (increasing) A.I. liabilities		
Accounts payable	$	(11,046)
Audit adjustments decreasing (increasing) net capital		-
Net capital as computed per this schedule	$	44,390

HAGELIN & ALLOWAY PS
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Shareholder
of Heritage Benefits Financial Services, Inc.

In planning and performing our audit of the financial statements of Heritage Benefits Financial Services, Inc. (the Company) as of and for the year ended December 31, 2015, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

(Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2015, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hagelin & Alloway PS

Seattle, Washington

March 4, 2016

HAGELIN & ALLOWAY PS
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Heritage Benefits Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Heritage Benefits Financial Services, Inc.'s Exemption Report, in which (1) Heritage Benefits Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Heritage Benefits Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Heritage Benefits Financial Services, Inc. stated that Heritage Benefits Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Heritage Benefits Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Heritage Benefits Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Heritage Benefits Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hagelin & Alloway PS

Seattle, Washington
March 4, 2016

Heritage Benefits Financial Services, Inc.'s Exemption Report

Heritage Benefits Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Heritage Benefits Financial Services, Inc.
I, Edwin Day; swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: President

March 4, 2016